

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 28, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of Beneficial Interest of Direxion Daily Select Large Caps & FANGs Bull 2X Shares, a series of Direxion Shares ETF Trust, under the Exchange Act of 1934.

Sincerely,

Ben Sawyer

An Intercontinental Exchange Company